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                                  Exhibit 99.3
                    Computerized Thermal Imaging, Inc. 401(k)
                Retirement Plan Restatement 2001 Second Amendment


                       COMPUTERIZED THERMAL IMAGING, INC.
                             401(K) RETIREMENT PLAN

                                SECOND AMENDMENT

WHEREAS, Computerized Thermal Imaging, Inc. ("the Company") has adopted the Computerized Thermal Imaging, Inc. 401 (k) Retirement Plan ("the Plan") which became effective January 1, 1999, and which was most recently restated effective February 1, 2001; and

WHEREAS, the Company has the authority to amend the Plan pursuant to Section
8.1.1 of the Plan; and

WHEREAS, the Company desires to amend the Plan to provide immediate entry in the Plan for Eligible Employees;

NOW, THEREFORE, the Plan is amended to read as set forth on the attached pages, which are incorporated herein by reference as follows:

         ARTICLE III                PARTICIPATION
         Section 3.1                Commencement of Participation

         ARTICLE IV                 CONTRIBUTIONS
         Section 4.1.1              Elective Contributions

For illustrative purposes, the new provisions have been underlined and eliminated provisions are bracketed and lined out, but only for the purposes of this Amendment; their final form within the Plan shall not include the underlining or the eliminated provisions.

This Amendment shall be effective January 1, 2002. It is effective with respect to Employees who terminate employment with the Employer on or after the effective date of the Amendment so that the rights to benefits from the Plan, if any, of Employees who terminated employment before that date shall be determined according to the Plan as it was on the date they terminated employment, except as may be otherwise specifically provided in this Amendment, and except to the extent required by law.

This Amendment is adopted on condition that the Internal Revenue Service does not ever determine, by ruling or determination letter, that this Amendment would result in the Plan's failure to be "qualified" within the meaning of Section 401
(a) of the Internal Revenue Code of 1986, as amended, and exempt from taxation under Section 501(a) of the Code. If the Internal Revenue Service does determine that this Amendment would disqualify the Plan and it appears that no modification to it which would be satisfactory to the Employer would also be acceptable to the Service, then the Amendment shall be void and of no effect.

Computerized Thermal Imaging, Inc.

By:               /S/ BERNARD J. BRADY
                  -----------------------------------
                  Bernard J. Brady
                  Plan Trustee, CFO Secretary, and Treasurer

Date Signed:      DECEMBER 31, 2001


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ARTICLE IIIPARTICIPATION

3.1      COMMENCEMENT OF PARTICIPATION

The date of commencement of participation of Employees who were Participants before the effective date of this restatement of the Plan (i.e., February 1, 2001) shall be determined by the terms of this Plan as it was in effect before this restatement.

An Employee who was not a Participant before this restatement became effective shall become a Participant in the Plan on this restatement's effective date if he meets the Plan's Minimum Participation Requirements. Any other Employee shall become a Participant on the first Entry Date after the restatement's effective date upon which he meets the Plan's Minimum Participation Requirements.

The Entry Dates shall be [the first day of each payroll period.] each Participant's Date of Employment or Date of Re-employment.

3.2      MINIMUM PARTICIPATION REQUIREMENTS

An Employee meets the Plan's Minimum Participation Requirements at any time when the Employee satisfies the following conditions:

(a) He is an Eligible Employee.
(b) He is at least 21 years of age.

3.3      ACTIVE PARTICIPATION: INACTIVE PARTICIPATION

Once an Employee has commenced participation (or if the Employee subsequently ceased to participate, once the Employee has resumed participation), he shall be an Active Participant with respect to each Hour of Service accrued while he is an Eligible Employee. At any time thereafter at which the Employee is not an Eligible Employee, but before the Employee's participation has ceased, the Employee shall be an Inactive Participant.

3.4      CESSATION OF PARTICIPATION

A Participant shall cease to participate in this Plan as of the first date on which the Participant has most recently terminated his Service and also has no rights (present or contingent) to any benefit under this Plan.

3.5      PARTICIPATION ON RESUMPTION OF EMPLOYMENT

A former Participant shall resume participation as of his first Hour of Service upon resumption of employment as an Eligible Employee.

Any other former Employee shall commence participation as of the first Entry Date which occurs on or after the former Employee's Date of Re-employment and as of which he satisfies the Minimum Participation Requirements in Section 3.2.

4.11     ELECTIVE CONTRIBUTIONS

(a) AMOUNT

Each Participant may elect to defer receipt of Compensation that has not yet become available to him as an Elective Contribution to the Plan. For each Plan Year, a Participant's Elective Contributions may equal not more than the maximum amount of his Compensation for the Plan Year permissible consistent with Section
5.1.1 and all other limiting provisions of this Plan, the Code, and all other applicable legal limits. For each Plan Year, the Employer shall contribute an amount to the Plan equal to the amount of each Participant's Elective Contributions for the Plan Year. Each Elective Contribution shall be paid to the Plan by the Employer as soon as reasonably practicable but in no event later than the fifteenth business day of the month following the month in which the Employer otherwise would have paid the amounts in cash to the Participant.

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(b)  ELECTION
A Participant may elect to change the amount of his Elective Contributions, within the limits prescribed in subsection (a) above. A Participant may also elect to cease his Elective Contributions altogether, or, having done so, may elect to recommence them. A Participant's election to commence Elective Contributions may become effective only as of the Participant's Date of Employment or Dale of Re-employment and thereafter the first day of any prospective payroll period. A Participant's election to recommence or to change the amount of his Elective Contributions may become effective only as of the first day of any prospective payroll period.

A Participant's election to cease his Elective Contributions altogether may become effective no later than the first day of any prospective payroll period. Any of the provisions of this subparagraph (b) to the contrary notwithstanding, any election described by this subparagraph (b) regarding Elective Contributions may become effective only after written notice delivered to the Plan Administrator within a reasonable time prior to the effective date of the election.

(c)  LIMIT ON AMOUNT

The total sum of any Participant's elective deferrals for any taxable year of the Participant may not exceed the adjusted limit prescribed by Code sec. 1.402(g)-1(d). (Generally, for taxable years beginning in 2001, that limit equals $10,500, except for adjustments made to take into account elective deferrals made to annuity contracts under Code sec. 403(b)).

For the purposes of this subsection (c), "elective deferrals" has the meaning defined in Code sec. 1.402(g)-1(b), including (but not limited to) Elective Contributions received by this Plan on the Participant's behalf.

For any Participant, if this limit on elective deferrals is exceeded, then the following corrective measures are permitted.

(1) The Participant may notify the Plan Administrator of the excess deferral, and may request that the Plan Administrator distribute to the Participant an amount not exceeding the lesser of:


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